UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 000-50112

Pan American Gold Corporation
(Translation of registrant’s name into English)

Suite 601 — 750 West Pender Street, Vancouver, British Columbia V6C 2T7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  [X] Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 — [ ]

PAN AMERICAN GOLD CORPORATION

(formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2004

(Unaudited)

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

The accompanying unaudited interim consolidated financial statements have been prepared by management and approved by the Audit Committee and Board of Directors.

The Company’s independent auditors have not performed a review of the comparative balance sheet as at September 30, 2003 and the comparative statements of loss and deficit for the three months and nine months then ended in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

PAN AMERICAN GOLD CORPORATION

(formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED BALANCE SHEET

September 30, 2004 and December 31, 2003
(Unaudited)

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and nine months ended September 30, 2004 and 2003 (Unaudited)

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(formerly TRI-LATERAL VENTURE CORPORATION)

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three and nine months ended September 30, 2004 and 2003 (Unaudited)

Non-cash Transactions – Note 8

SEE ACCOMPANYING NOTES

PAN AMERICAN GOLD CORPORATION

(formerly TRI-LATERAL VENTURE CORPORATION)

NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2004
(Unaudited)

Note 1	Interim Reporting

While the information presented in the accompanying nine month financial statements is unaudited, it includes all adjustments, which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim financial statements follow the same accounting policies and methods in their application as the Company’s annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company’s audited annual December 31, 2003 financial statements.

Note 2	Acquisition of Pan American Gold – Nevada

•	On May 10 2004 the Company acquired 100% of the outstanding shares of Pan American Gold Corporation , a Nevada Company. The Company issued 3,370,000 shares valued at $641,923 as consideration.

•	The purchase price was allocated as follows:

Note 3	Investment in Limited Partnership

•	During the Quarter ended June 30, 2004, the Company entered into an agreement to purchase an interest in a limited partnership (the “Partnership”).

•	At September 30, 2004, the Company recorded $204,402 received from the partnership as other income and interest expense related thereto amounting to $116,162.

Note 4	Resource Properties

Note 5	Share Capital

Authorized

Unlimited common shares Unlimited non-voting convertible redeemable non-cumulative 6% preference shares

Issued Common Shares	Number	$
Balance, December 31, 2003	4,358,521	$6,769,726
Share split 7:1 on May 4, 2004	26,152,326	000

	30,510,847	$6,769,726
Issued to acquire Pan American Nevada (Note 2)	3,370,000	641,923
Issued on Exercise of Options	166,667	3,333

Balance, September 30, 2004	34,047,514	$7,414,982

Options

The Company issued on May 7 2004 options to acquire 1,300,000 common shares at a price of $0.02 per share. The Options have been valued at $ 0.19 for an aggregate of $251,000 using the Black Scholes model under the following assumptions outlined in the table below:$ 251,000 is being expensed over the vesting periods which are 12 months for 1,000,000 options and 6 months for 300,000 options.

Risk Free Rate	3.0%
Volatility	NIL
Expiry date	May 7, 2009
Number	1,300,000
Vesting	133,333 per month May 2004 to Oct 2004
83,333 per month November 2004 to May 2005

Note 6	Segmented information

The Company’s operations fall into industry segment, the exploration of resource properties. The Company currently operates geographically in three areas Canada, Chile and the United States. Total assets by geographic segment are as follows:

ASSETS
	September 30,		December 31,
	2004	2003	2003	2002
Chile	$13,119	--	--	--
Canada	3,150,463	$15,590	$17,474	$26,947
United States	557,858	--	--	--

	$3,721,440	$15,590	$17,474	$26,947

LOSS
	Three months ended September 30,		nine months ended September 30
	2004	2003	2004	2003
Canada	128,590	18,649	163,177	80,172
United States	96,939		100,700
Chile	--	--	--	--

Total Loss	$225,529	$18,649	$263,877	$80,172

Note 7	Related Party Transactions

During the three and nine months ended September 30, 2004 the Company incurred the following expenses with directors and/or companies controlled by directors :

	Three months ended September 30,		nine months ended September 30,
	2004	2003	2004	2003
Accounting fees	$15,278	$2,100	$18,578	$5,325
Consulting fees	11,079	7,500	53,899	20,000
Exploration capitalized	29,305	--	67,700	--
Interest expense	--	6,250	--	4,167
Rent	--	1,500	1,500	4,500

	$55,662	$17,350	$140,177	$52,150
Option payments	$11,806	$--	$11,806	$--

The expenses were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

As at September 30, 2004, accounts payable includes $ nil ( 2003-$19,521) owing to a company controlled by a director (2003- a company with a common director) .

Loans include a loan payable to a former director of $43,500 (December 31, 2003 a Director $43,500)

The option agreement regarding the Chile property is with a company which has a director, officer and shareholder in common. Our Officer and Director owns a 50% interest in the property. The agreement to exercise the option has been verbally extended.

Note 8	Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the nine months ended September 30,2003, the Company settled accounts payable totalling $261,043 and loans payable totalling $725,424 by issuing 986,467 common shares valued at $986,467. This transaction was excluded from the statements of cash flows.

During the nine months ended September 30, 2004 the Company acquired 100% of the outstanding shares of Pan American Gold Corporation , Nevada Company by issuing 3,370,000 shares (see Note 2).

Note 9	Commitments

The Company entered into a contract to conduct approximately 3,000 line Km of geophysical survey on its Eskay Creek Property. As of the current date this survey is underway and approximately 44% complete. The total cost of the survey is estimated at $330,000. The balance of the survey will be conducted as weather permits over the next several months.

Note 10	Subsequent Events

Subsequent to the date of the financial statements:

a)	The Company commenced efforts to place common shares, by way of private placement. As of September 30 the company had received $315,400 of this amount. The price of the placement has not been determined.

b)	The Company, on October 5 2004, issued 454,544 flow through shares for total proceeds of $ 377,372 ($300,000 USD) of Flow through units. The units consisting of one flow through share and one share purchase warrant. Each warrant is exercisable at a price of $ 0.83 per share for a period of one year expiring October 5, 2005 .

c)	The Company is in the process of finalizing amendments to the Pinnacle and Kinsley property agreements.

Note 11	Canadian and United States of America Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles generally accepted in the United States of America.

The Company’s accounting principles generally accepted in Canada (“Canadian GAAP”) differ from accounting principles generally accepted in the United States (“US GAAP”) as follows:

Resource Properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven reserves. During the nine months ended September 30, 2004, $590,183 (2003- $ 524) was incurred in resource property costs. Therefore, an additional expense is required under US GAAP.

Under Canadian GAAP investments in Joint Ventures are accounted for using proportionate consolidation. Under United States GAAP these investments are accounted for by the equity method of accounting. There is no impact on earnings from this difference.

The Company follows the fair value method of accounting for stock based compensation, therefore there is no reporting difference.

The impact of the above on the financial statements is as follows:

	September 30,
	2004	2003
Net loss for the period per Canadian GAAP	$(225,829)	$(80,172)
Acquisition and deferred exploration costs	(603,683)	(7,619)

Net loss for the period per US GAAP	(829,512)	$(87,791)

	September 30, 2004	December 31, 2003
Total assets per Canadian GAAP	3,719,640	$17,474
Acquisition and deferred exploration costs	$(603,683)	(12,775)

Total assets per US GAAP	$3,112,957	$4,699

Shareholders' Equity (Deficiency)
Balance, end of the period as per Canadian GAAP	$405,903	$(89,012)
Acquisition and deferred exploration costs	(603,683)	(12,775)

Balance, end of period per US GAAP	$(562,780)	$(101,787)

PAN AMERICAN GOLD CORPORATION
(formerly Tri Lateral Venture Corporation)
QUARTERLY REPORT
for the Quarter ended September 30, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

1.1     Date of Report: November 15, 2004

This discussion should be read in conjunction with the Business Acquisition Report dated July 26, 2004, the Financial Statements and management discussion contained in the Company’s quarterly report and audited financial statements for the year ended December 31, 2003

1.2     Overall Performance

Nature of Business and Overall Performance

The company was incorporated under the laws of the Province of Ontario (specifically under the Ontario Business Corporations Act) in on April 24, 1967 under the name “Jolly Jumper Products of America Limited”. On September 25, 1987, the name was changed to Sun Valley Hot Springs Ranch Inc. The name changed to Tri-Valley Free Trade Inc. on March 26, 1991 and to Tri-Valley Investments Corporation on June 19, 1995. On October 2, 1998 the name changed to Tri-Lateral Venture Corporation and on May 6, 2004 the name changed to our present legal and commercial name “Pan American Gold Corporation”. We are a reporting issuer under the securities laws of the Province of Ontario.

The Company’s shares began trading on the OTC BB on April 19, 2004.

On May 6, 2004, the issued and unissued shares of common stock was split on the basis of seven (7) common shares for each one (1) common share and our name was changed to Pan American Gold Corporation in conjunction with the acquisition of Pan American Gold Corporation (Nevada). The forward split and name change were not affected with the OTC Bulletin Board until June 2, 2004 at which time our trading symbol was changed to “PNAMF”.

Present Operations

We are in the business of acquiring, exploring and developing (when appropriate) natural resource properties. Our primary property prior to the acquisition of Pan American Nevada has been the Lennie property, a gold exploration project located in the Red Lake gold camp in Ontario.

The Company does not have defined mineral resources or reserves on any of its five exploration properties. Of the properties that the Company controls, two are previously gold producers, two others have some drilling with gold mineralization defined, and one is early stage. Mineral exploration involves a high degree of risk. Discovering new mineral deposits is dependent on a number of factors including the experience of exploration personnel involved, the location of the property, and most important — stable funding of exploration programs. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors including country of location, size, grade, and proximity to infrastructure, as well as metal prices. The prices of most metals, including gold, have increased significantly over the past year, improving the probability of successful that a new discovery will be economic, as well as the improving the access to capital to finance on-going activities.

Business Acquisition and Financing

On May 6, 2004, we entered into a share purchase agreement with Pan American Gold Corporation, a Nevada corporation (“Pan American Nevada”), J. Graham Douglas and the shareholders of Pan American Nevada, whereby we acquired Pan American Nevada in consideration for the issue of an aggregate of 3,370,000 shares of common stock of our company.

Pan American Nevada holds interests in four gold exploration projects in North America.

In British Columbia, Pan American Nevada holds a 75% interest in an 80,000 acre properties position comprised of 87 mineral claims in the Eskay Creek gold camp area.

In Nevada, Pan American Nevada holds an option to acquire a 60 % interest in the Kinsley Mountain Property, a past gold producer. The Kinsley Mountain Property is described as follows:

The property is located in Elko County, Nevada. It is comprised of approximately 125 claims covering approximately 2,600 acres. The detailed location of claims is given in the table below:

Township	Range	Sections
27 North	67 East	36
27 North	68 East	31 & 32
26 North	67 East	01, 12 & 13
26 North	68 East	05, 06, 07 & 08

Pan American Nevada holds an option to acquire a 60% interest in the Pinnacle Property which was previously drilled by Homestake Mining Company. Pinnacle Property described as follows:

The property is located in Nye County, Nevada. It is comprised of approximately 80 claims covering approximately 1,600 acres over the known mineralization in the area. All the claims are situated in Township 14 North, Range 40 East, Sections 09, 10, 15, 16, 17, 19, 20, 21, 29 & 30 of the Mount Diablo Base & meridian (MDB&M).

Pan American Nevada also holds a 50% interest in Cactus Minerals, a private Colorado Company which owns the Cactus property. The Cactus property is located in the western Mojave Desert in Kern County, California. The Cactus property, held previously by CoCa Mines and Hecla Mining Co., was first mined in 1894. Total historic production is approximately 400,000 ounces of gold and a million ounces of silver.

As a condition to the closing under the share purchase agreement, our board of directors appointed Richard Bachman as a member of our board of directors, and Kevin Hanson and Alan Crawford resigned as directors and officers of our company. On May 7, 2004 Michael Sweatman was appointed as a director of our company.

1.3     Not Required in Interim Report

1.4     Results of Operations

Operations during the quarter ended September 30, 2004 were primarily related to the exploration of our properties.

A significant non cash expense related to stock based compensation arose from the granting of options on May 7 in the previous quarter as opposed to nil in the previous year.

At September 30, 2004, the Company had total working capital of $28,119. During the quarter ended September 30, 2004 received $330,700 as an advance against a proposed private placement, the terms of which are not finalised.

Subsequent to the financial statement date the Company sold 454,544 flow-through units for $377,372 (US$ 300,000). Flow through units consisting of 1 flow-through share and one warrant to purchase an additional non flow through share at $0.83 for one year . The proceeds of this placement will be used to advance our Eskay Creek project.

The Company expects that these resources and further placements will provide adequate funds to carry out the proposed activities discussed in Nature of Business above. The Company will require additional capital which if not raised could require curtailment of planned exploration activities in the future.

Cash used in operations increased to $81,197 for the quarter ended September 30 2004 whereas the prior year cash of $ 8,723 was used in operations, the increased cash use was attributable to a number of factors including an increase in legal fees increasing from $nil to $20,425 from and accounting fees which increased from $1,400 to $27,458 increases were associated with the acquisition of Pan American Gold Corporation (Nevada) and the regulatory filings associated therewith. The acquisition of limited partnership interests contributed $51,567 to operations which was not owned in the prior year.

Similarly with the activity acquiring Pan American Nevada the increases were significant over the immediately preceding quarter and year to date results for the 9 months ended September 30, 2004.

The increases in investing activity with $261,858 being expended on properties which were capitalized exploration and a further $93,178 which were exploration cost expensed and written off during the period are expected to show increases in the future. The write off relates primarily to our Cactus joint venture where we have written the property down to $1 due to disappointing exploration results.

Some seasonal variations are expected as weather is a factor particularly on the Eskay Creek property, the acquisition of the Chilean property may serve to eliminate some of the seasonality.

The Pan American acquisition and the cash balance associated therewith was a significant cash contribution in the nine month period in addition private placements have contributed significantly to our available resources.

As a consequence of the Pan American acquisition investing activities increased. This is due to increased exploration activities of the acquired properties. The previous year saw limited activity only on the Lennie property in Ontario.

Exploration Activities in 2004

During the quarter and to date the Company has focussed on exploration of the Cactus, Kinsley Mountain, Pinnacle properties and Eskay Creek properties.

Cactus Property

The Cactus Property is located in the Mojave-Rosamond mining district south-eastern Kern County, California. The gold deposits are associated with the five prominent buttes south of the town of Mojave and west and north of the town of Rosamond, of which one of these butte complexes hosts the gold mineralization on the Cactus Property and the old Cactus Queen gold mine.

Gold was first mined at the property in 1894. Production increased during the Depression and was focused on the Cactus Queen orebody along the Cactus Vein. Mine production was halted in 1942 by the War Order Act. The Cactus Vein produced a total of 224,000 tons of ore grading 0.34 opt gold and 11.6 opt silver between 1936 and 1942. The Cactus Queen mine accounted for 87% of this past production.

Limited drilling on the Cactus Property was conducted during June 2004 and yielded low grade gold mineralization which did not confirm the extension of economic segments of Cactus Vein. The Company is currently evaluating the results of the drilling program in context with the overall Cactus District. As a result of these disappointing results we have written down these properties to $1.

Kinsley Mountain Property

The Kinsley Mountain Property is located in the Kinsley Mountains of eastern Nevada approximately 45 miles southwest of town of Wendover. The deposits at Kinsley Mt. are Carlin-type gold deposits hosted in the Cambrian Dunderberg Shale and Windfall Limestone and are associated with broad bands of silicification and local decalcification. Gold occurs in several small structurally and stratigraphically-controlled ore bodies along a distinct northwest trend. Carlin-type gold deposits in Carlin-Battle Mountain districts of north central Nevada host significant amounts of gold and represent one of the premier gold producing districts in the world. An open pit, heap leach gold mine was operated on the property during the mid 1990‘s by Alta Gold Company, producing 138,151 ounces of gold. A total 1156 holes have been drilled on the property comprising a total of 244,899 feet drilling with a calculated average depth per drill hole of 212 feet. Few holes were drilled deeper than 500 feet. Significant exploration potential exists on the property at depth due to the general shallowness of the existing drilling.

The Kinsley Mountain exploration program has focussed on permitting a multi-phase drilling program. During the period the Company completed a new Magnetic and VLF geophysical survey of the project area that resulted in staking of an additional 30 unpatented mining claims comprising 600 acres and the identification of new drill targets. US$45,000 was posted in a drill reclamation bond with United States Bureau of Land Management in preparation of the drill program.

In order to maintain its option on the Kinsley Mt. Property, the Company is required to make a payment of US $150,000 on December 9, 2004 to the underlying owners. The Company has reached agreement with the underlying owners to spread these payments over the next 12 months recognizing the difficulties being encountered obtaining permits.

The Company received authorization from the United States Bureau of Land Management (BLM) for a Phase 1 drill program which includes an additional three new drill holes. A more comprehensive Phase 2 drill program including an additional 75 new drill holes has yet to be approved by the BLM.

The Company completed three drill holes totalling 2830 feet in September on the Kinsley Mt. Property that tested targets under the Access Pit, the Upper Pit, and the Western Carbonaceous Zone. The three drill holes are deepest ever drilled on the Kinsley Mt. Property. Assay results are pending.

Pinnacle Property

The Pinnacle Property is located on eastern slope of the Shoshone Mountains in central Nevada approximately 30 miles northeast of town of Gabbs in northern Nye County. Pinnacle is an early stage gold exploration project with a geologic setting similar to that of the Round Mountain gold deposit, located thirty miles to the southeast. In 2002 Round Mountain produced 755,494 ounces of gold and since 1977 the mine has produced over 7.9 million ounces of gold. The Round Mountain deposit is a large, epithermal, low-sulfidation, volcanic-hosted, precious metal deposit, located along the margin of a buried volcanic caldera.

It is speculated that a buried volcanic caldera complex with similar geology to that of Round Mountain may exist under post mineral gravel cover at Pinnacle.

The Pinnacle property is located on land administrated by the United States Forest Service (USFS) where Company has completed a number of required baseline environmental surveys in preparation for drilling.

In order to maintain its option on the Pinnacle Property, the Company is required to make a payment of US $75,000 on December 9, 2004 to the underlying owners. The Company has reached agreement with the underlying owners to spread these payments over the next 12 months recognizing the difficulties being encountered obtaining permits.

During the period the Company completed a new Magnetic geophysical survey of the Pinnacle Property and is awaiting approval of its Phase 1 drilling program by the USFS.

Eskay Creek Property

The Eskay Creek Property is located in northwestern British Columbia approximately 50 air miles north of Stewart, British Columbia, Canada. Access is by 38 miles of privately owned single-lane gravel road or by helicopter in the more remote areas.

In that the Eskay Creek Property is newly staked and largely a grassroots exploration play, it has no significant exploration or mining history outside of the adjacent active mines like the Eskay Creek Mine operated by Barrick. In 2003 the Eskay Creek Mine produced 352,000 ounces of gold and 17 million ounce of silver. The Eskay Creek mine is an underground operation accessible through three surface portals.

An integrated EM/Magnetic/Radiometric Airborne Geophysical survey commenced in October on the Eskay Creek Property. The cost of the survey is projected at approximately $300,000 Canadian and is expected to include 3,000 line kilometres. The survey is 44% complete and has been temporarily suspended pending equipment repairs and weather. The remoteness and geographic location of the project area contribute to a very short exploration season in Eskay-Iskut region.

The work has been completed to date that is sufficient to file assessment work on the claims.

Chilean Gold Properties

The Company has entered into an option to acquire the Nevada and Dorado Gold Properties in Chile. In order to exercise the option a cash payment of 116,000 will be required to acquire a 100% in properties.

The exploration history of the Nevada and Dorado properties includes limited surface sampling and reverse circulation (RC) drilling which has produced anomalous gold values as well as a historic, non-vetted 348,000 troy ounce (oz) indicated gold mineral resource on the Dorado Property. Both properties are under explored and would benefit from a fresh approach. The alteration signature noted on the properties is consistent with that of porphyry gold and copper and high sulphidation epithermal gold systems, the type that is noted at Veladero, Pierina, and Yanacocha gold deposits.

Gold mineralization has been documented in structural stockworks with grades up to 2.40 grams gold per tonne (“g/t Au”) at Dorado. Mineralization at Nevada is hosted in vuggy silica altered breccia as well as in low sulphidation epithermal quartz veins with grades up to 6.50g/t Au and 10.34g/t Au respectively.

The Company continues to screen opportunities that have the potential to add value to our business.

1.5     Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	Q3 Sept 30 2004	Q2 June 30, 2004	Q1 Mar 31, 2004	Q4 Dec 31, 2003	Q3 Sept 30, 2003	Q2 June 30, 2003	Q1 Mar 31, 2003	Q4 Dec 31, 2002
Total revenues	$--	$--	$--	$--	$--	$--	$--	$--

Net loss before discontinued operations and extraordinary items:
Total	$(240,711)	$(89,969)	$(19,528)	$(24,203)	$(18,649)	(40,877)	(20,670)	$(521,112)
Per share	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.16)
Per share,
fully diluted	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.16)

Net Loss
Total	$(240,711)	$(89,969)	$(19,528)	$(24,203)	$(18,635)	(40,877)	(20,659)	$(521,112)
Per share	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.016)
Per share,
fully	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)	$(0.01)	$(0.16)
diluted

1.6     Liquidity

The Company has total assets of $3,721,440. The primary assets of the Company are cash of $114,966, and acquisition and exploration cost of mineral properties of $602,957 and the interest in the Limited Partnership of $ 2,926,910. The Company has no long-term liabilities and has working capital of $29,055. During the quarter the Company received $330,700 (US $250,000). Subsequent to the financial statement date the Flow through financing totalling noted above was completed in the amount of $ 377,372. It is management’s opinion that these assets are sufficient to meet the Company’s obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time additional funds will be required to maintain all of the Company’s properties and to exercise the Chile option..

1.7      Capital Resources

The Company does not own any producing mineral properties.

1.8     Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9     Transactions with Related Parties

The Company incurred charges with directors of the Company and companies with common directors.

	Three months ended September 30,		nine months ended September 30,
	2004	2003	2004	2003
Accounting fees	$15,278	$2,100	$18,578	$5,325
Consulting fees	11,079	7,500	53,899	20,000
Exploration capitalized	29,305	--	67,700	--
Interest expense	--	6,250	--	4,167
Rent	--	1,500	1,500	4,500

	$55,662	$17,350	$140,177	$52,150
Option payments	$11,806	$000	$11,806	$--

1.10     Fourth Quarter

NA.

1.11      Proposed Transactions

The Company proposes to complete a financing in order to provide sufficient capital to explore and maintain its properties. Current near term plans are to drill test the Kinsley Mountain and once permitting has been completed exploration will commence on the Pinnacle properties. In October we commenced a comprehensive geophysical survey on the Eskay Creek claims which was 44% completed as of the current date. The Eskay Creek survey has been temporarily suspended pending a break in the weather and repair of the contractor’s equipment.

We have negotiated an extension of payments and work commitments on both the Pinnacle and Kinsley properties, due to difficulties being experienced with permitting. The permitting delays are being experienced by other companies in Nevada as well. Revisions to the agreements are expected to be finalized over the next several weeks

The decision on the Chile option has also been delayed and an extension of the time to exercise the option has been verbally agreed.

1.12      Critical Accounting Estimates

N/A

1.13      Changes in Accounting Policies

In 2004, the Company adopted the amended CICA Handbook Section 3870 – “Stock-based Compensation and Other Stock-based Payments”. Previously, the Company accounted for stock-based compensation using the settlement method, whereby no compensation costs were recorded in the financial statements for stock options granted as the options had no intrinsic value at the date of grant. There have been no changes to the financial statements as a result of this change.

1.14     Financial Instruments and Other Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements’ opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15     Other MD&A Requirements

Disclosure of Outstanding Share Capital

Outstanding as of November 15, 2004	34,502,058	$7,792,354

Options

The Company issued on May 7 2004 options to acquire 1,300,000 common shares at a price of $0.02 per share. The Options have been valued at $ 0.19, an aggregate of $251,000 using the Black Scholes model using the following assumptions: This amount is being amortized to income over the vesting periods which are 12 months for 1,000,000 options and 6 months for 300,000 options.

Risk Free Rate	3.0%
Volatility	NIL
Expiry date	May 7, 2009
Number	1,300,000
Vesting	133,333 per month May 2004 to Oct 2004
83,333 per month November 2004 to May 2005

Subsequent Events

1.	The Company is arranging a private placement to date $315,400 has been received.

2.	The Company has entered into an option agreement to acquire mineral properties in Chile.. If the Company elects to exercise the option a further $US 116,000 payment is due in order to complete the option.

3.	The Company entered into a contract with McPhar Geosurveys Ltd. To conduct a geophysical survey over our Eskay Creek properties. The contract is for $323,140 and is approximately 44% complete as of November 15, 2004.

4.	The Company sold , on October 5 2004, 454,544 Flow-through units for $377,372. Each unit consisting of one flow through share and one non flow through share purchase warrant exercisable until October 2005 at $0.83

Additional Information

Additional information may be obtained on the Sedar website www.sedar.com or the Securities Exchange Commission website www.sec.gov. News releases are on the Company’s website www.panamericangold.com

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Richard Bachman, Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

/s/ Richard Bachman
Richard Bachman
Chief Executive Officer
(Principal Executive Officer)

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Michael Sweatman, Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Pan American Gold Corporation (formerly Tri-lateral Venture Corporation) (the issuer) for the interim period ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 29, 2004

/s/ Michael Sweatman
Michael Sweatman
Chief Financial Officer
(Principal Financial Officer)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman
Michael Sweatman,
Chief Financial Officer and Director
Date: December 1, 2004